ISSUED ON BEHALF OF REED ELSEVIER PLC

25 March 2010

PDMR Shareholding

Reed Elsevier received notification today, that on 8 March 2010, Mr Mike Rusbridge, a PDMR of Reed Elsevier sold 10,000 Reed Elsevier PLC ordinary shares at 514.50p per share.